Filed by Diversa Corporation Pursuant to Rule 425

Under the Securities Act of 1933, as Amended

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as Amended

Subject Company: Diversa Corporation

Exchange Act File No. 000-29173

This filing relates to the Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007, by and among Diversa Corporation (“Diversa”), Concord Merger Sub, Inc., Celunol Corp. (“Celunol”) and William Lese, as the representative of Celunol’s stockholders.

Forward Looking Statements

The presentation below contains statements that are not strictly historical, are “forward-looking” and involve a high degree of risk and uncertainty. These may include statements related to the position of Diversa and Celunol, as a combined company, in the cellulosic ethanol industry, the statements that Carlos A. Riva and John A. McCarthy will become the CEO and CFO, respectively, of the combined company, the combined company’s integration plans and expected synergies related to the proposed transaction, the potential benefits of the proposed merger, including the combined company’s position as a producer of cellulosic ethanol and strategic partnering in bio-refineries, the expected completion of a demonstration-scale facility by the end of fiscal 2007, the combined company’s plans to bring its first U.S. commercial-scale cellulosic ethanol plant into production in late 2009, the combined company’s continued pursuit of market opportunities for Diversa’s specialty industrial enzymes, Diversa’s provision of $20 million in debt financing to fund Celunol’s operations prior to closing, the proposed transaction, including its expected completion date, relocation of the combined company’s headquarters and the composition of the combined company’s board of directors and management, the combined company’s anticipated future financial and operating performance and results, including estimates for the combined company’s growth and production capabilities, and expectations regarding the market and demand for the combined company’s products and plans for development and expansion of the combined company’s products. Such statements are only predictions, and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include, but are not limited to, the risk that either company may be unable to obtain stockholder or regulatory approvals required for the merger on a timely basis, or at all, the risk that the companies may not successfully integrate their businesses or may be unable to realize synergies, including synergies related to Diversa’s and Celunol’s respective scientific expertise and intellectual property, in a timely manner or to the extent anticipated, the risk that the combined company and John A. McCarthy will not enter into an agreement relating to Mr. McCarthy’s appointment as CFO either at all or on terms that are acceptable to both parties, the risk that the merger may involve unexpected costs, the risk of unexpected delays in completion of the demonstration-scale facility and/or commercial-scale facilities, the risk that the combined company will not be able to obtain additional financing on favorable terms, or at all, the risk that Diversa’s and Celunol’s respective businesses may suffer as a result of uncertainty surrounding the merger, the risk that the market for the combined company’s products may change or be impacted by competition, new data, supply issues or marketplace trends, the risk that technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect the combined company’s commercial and/or development programs or that the combined company may encounter other difficulties in developing its products or in gaining approval or market acceptance of new products, processes, and/or technologies, and risks and other uncertainties more fully described in Diversa’s filings with the Securities and Exchange Commission (the “SEC”), including, but not limited to, Diversa’s quarterly report on Form 10-Q for the quarter ended September 30, 2006. The transaction is subject to customary closing conditions, including approval of Diversa’s and Celunol’s stockholders. These forward-looking statements speak only as of the date hereof. Celunol and Diversa expressly disclaim any intent or obligation to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

Diversa intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus and other relevant documents in connection with the proposed merger between Diversa and Celunol and related transactions. Investors and securityholders of Diversa and Celunol are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) and other relevant materials when they become available, because they will contain important information about Diversa, Celunol, and the proposed merger and related transactions. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus, when it becomes available, may also be obtained from Diversa by directing a request to: Diversa Corporation, 4955 Directors Place, San Diego, CA 92121, Attn: Investor Relations. In addition, investors may access copies of the documents filed with the SEC by Diversa on Diversa’s website at www.diversa.com.

Participants in the Solicitation

Diversa and its executive officers and directors and Celunol and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Diversa in connection with the proposed merger between Diversa and Celunol and related transactions. Information regarding the special interests of these executive officers and directors in the proposed merger and related transactions will be included in the proxy statement/prospectus referred to above. Additional information regarding the executive officers and directors of Diversa is also included in Diversa’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2006. This document is available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at Diversa at the address described above.

Diversa delivered the following presentation at the BIO CEO & Investor Conference 2007 on February 13, 2007.

1 Accelerating the Production of Cellulosic Biofuels BIO CEO & Investor Conference, February 12, 2007

2 Ed Shonsey CEO, Diversa

Forward-Looking Statements
This discussion will include forward-looking statements that involve a high degree of risk and uncertainty.
These include statements related to Diversa's products, product candidates and business strategies, including for biofuels, the markets for Diversa's products and product candidates, Diversa's financial guidance, and the expected benefits to the combined company of the merger between Diversa and Celunol and the likelihood of the combined company achieving those benefits.  Such statements are only predictions, and actual events or results may differ materially from those projected in such forward-looking statements.
Factors that could cause or contribute to differences include, but are not limited to risks involved with
Diversa's technologies, intellectual property protection, collaborative relationships, ability to develop, receive necessary approvals for and commercialize its products and product candidates, consummate the proposed merger with Celunol, and achieve the benefits and synergies expected from the merger, as well as risks involved with customer adoption of Diversa's products and product candidates and competing technologies.
Certain of these factors and others are more fully described in Diversa's filings with the Securities and
Exchange Commission, including Diversa's Quarterly Report on Form 10-Q for the quarter ended September
30, 2006.  These forward-looking statements speak only as of the date hereof.  Diversa expressly disclaims any intent or obligation to update these forward-looking statements.

Harnessing the Power of Enzymes
Diversa Overview
• Since 1994, Diversa has pioneered the
development of high-performance
specialty enzymes
• Diversa possess the world’s broadest
array of enzymes derived from bio-diverse
environments as well as patented enzyme
optimization technology
• Diversa customizes enzymes to enable
higher throughput, lower costs, and
improved environmental outcomes for
manufacturers within targeted markets
–
Alternative fuels
– Specialty industrial processes
– Health and nutrition markets

Diversa’s Key Technologies
>250 Issued Patents; >500 Pending Patents
•
Biodiversity
– Unique access and patented approaches to
capture nature’s enormous array of microbial
biodiversity
•
DirectEvolution
®
Technology
– Patented genetic manipulation of enzymes,
proteins, and antibodies
•
High Throughput Screening
– Ability to rapidly screen billions of samples per day
to find the ideal enzyme (or antibody)
•
Host Engineering
– Revolutionary heterologous over expression of
enzymes, proteins, and antibodies
•
Commercial Scale Manufacturing

DuPont

Valley Research

syngenta

DSM

BASF

FERMIC

Givaudan

Cargill

MERCK

DANISCO

syngenta

MEDAREX

Bayer

XOMA

DIVERSA Celunol

6 SPECIALTY INDUSTRIAL PROCESSES HEALTH & NUTRITION Partners and Markets ALTERNATIVE FUELS

PURIFINE™

Luminase™

PURIFINE™

phyzyme™ XP

Bayovac® SRS

DIVERSA Celunol

7 SPECIALTY INDUSTRIAL PROCESSES HEALTH & NUTRITION Diversa’s Near-Term Products ALTERNATIVE FUELS Valley “Ultra-Thin™” AMYLASE-T PHYTASE-T FUELZYME™

Enzyme Product Matrix
Marketed >$200MM Animal Feed Phyzyme®
Cellulosic Ethanol Fuelzyme™-CX
Phytase-T
(transgenic)
Luminase™
Amylase-T
(transgenic)
Purifine™
Under Dev. significant Starch Ethanol
Marketed $20 - $30MM Pulp & Paper
HEALTH & NUTRITION
Approved >$200MM (all refining) Veg. Oil (biodiesel)
SPECIALTY INDUSTRIAL PROCESSES
ALTERNATIVE FUELS
Under Dev. Significant
Under Dev. significant Animal Feed
Marketed $1 - 3MM Fish Vaccine Bayovac®-SRS
Approved >$200MM (all refining) Veg. Oil Purifine™
Marketed >$150MM Starch Ethanol
Fuelzyme™-LF /
Valley “Ultra-Thin”™
STATUS MARKET USE PRODUCT

Phytase Enzyme
• Unmet market need
– Improve nutritional value of feed for poultry and swine
– Reduce phosphate pollution (Gov’t mandate)
• Market size
– Current phytase enzyme sales: >$200MM
• Product description
– Highly efficient feed enzyme that improves the
digestibility of phosphorus
• Value Proposition
– Reducing feed costs by reducing added
phosphorus (20%)
– Improves environment (30% reduction in
phosphorus excretion)
• Status
– Rapid sales growth; Marketed by Danisco
– New formulation, Phyzyme® XP TPT, greatly
expands market; use in pelleted feed
Red Tides Red Tides

Enzyme
• Unmet market need
– Improves yield of oil from oil seed refining
• Market size
– Edible oil market: ~ $20B (2005)
– Edible oils ~120 million metric tons (2005)
– >$200M addressable enzyme market
• Product description
– Enzyme for degumming of vegetable oil
• Value Proposition
– Novel enzyme oil recovery process to
improve operating efficiency by reducing
process costs
• Status
– Cleared by all U.S. Regulatory agencies
for sale for edible oils and biodiesel

11 Accelerated Product Revenue Growth Product Revenue Growth Drives Financial Results $0 2003A 2004A $5.4 MM 2005A $9.8 MM 2007E ~$28 MM 2006E ~$16 MM $30 $3 MM

Diversa Financial Summary
~$low 40’s MM
Net Loss
†
~$49 MM
Total Revenue
~$52 MM
Year-End Cash
~$16 MM
Product Revenue
Diversa 2006 Results*
* Unaudited
† including unaudited preliminary restructuring charges
of approximately $11.5 million and unaudited
preliminary non-cash compensation charges of
approximately $5.8 million
~$50 MM
Total Revenue
~$20-22 MM
Year-End Cash
~$30 MM
Cash Usage
~$28 MM
Product & Research
Revenue
Diversa 2007 Guidance

Enzymes for Biofuel Production
Enzymes enable the economic conversion of
starch and pretreated cellulosic biomass into mixed
sugars for production of biofuels
Corn
STARCH
EXAMPLE
CELLULOSIC
BIOMASS
EXAMPLES
ETHANOL
Corn Stover Wood Chips
Bagasse Switchgrass

DIVERSA

JGI DOE JOINT GENOME INSTITUTE

California Institute of Technology

INBio Instituto Nacional de Biodiversidad

DUPONT

MICHIGAN STATE UNIVERSITY

JOHN DEERE

SCION Next generation biomaterials

agresearch

syngenta

DIVERSA Celunol

14 Biomass Conversion Programs Cellulosic Enzymes from Termite Guts Integrated Corn Biorefinery New Zealand Biofuels Bagasse Conversion

Diversa Strategic Focus:
Vertical Integration Within Biofuels
Rationale
•
Accelerate development of enabling enzyme cocktails
•
Provide integrated enzyme & process engineering solutions
•
Capture greater economic value for our shareholders
Cellulosic
Ethanol
Starch
Ethanol
Enzyme
Production
Enzyme
Discovery &
Evolution

Summary Merger Terms
• Diversa to issue 15MM shares of Diversa stock
• Diversa and Celunol shareholders to own 76% and
24% of combined company, respectively
• Diversa to provide support for Celunol’s 2007
development efforts prior to closing
– $20MM of debt funding
• Timeline
– File S-4/Proxy by early March 2007
– Regulatory review/approval (SEC, HSR)
– Stockholders’ votes ~May/June 2007
– Targeted closing by end of Q2 2007

17 Carlos Riva CEO, Celunol

Celunol Company Description
• Biofuels technology leader in the development
and production of cellulosic ethanol
• Exclusive right to use the breakthrough
fermentation technology developed by Dr.
Lonnie Ingram at the U. of Florida for the
production of ethanol
• Founded 1994; privately-held
• Headquarters in Cambridge, Massachusetts
• Employees with proven track record in
successful, large-scale energy project
development
• Pilot-scale cellulosic ethanol plant is complete
(first in USA)
• 1.4 MGY demonstration-scale facility to be
completed by end of 2007 (first in USA)
• Portfolio of commercial-scale cellulosic
facilities in development
Pilot Plant, Jennings, LA

19 Market-Facing Business Areas SPECIALTY ENZYMES BIOFUELS RESEARCH & DEVELOPMENT Enabling Platform

U.S. FUEL DEMAND
Billion Gallons of Fuel per Year
150
100
50
0
8 BGY
132 BGY
23 BGY
12 BGY
105 BGY
2007 (EST)
2017 (EST)
= CELLULOSIC ETHANOL
= CORN ETHANOL
= FOSSIL FUEL

DIVERSA Celunol

Presidential Mandate for
35 BGY of Biofuels by 2017
• Ethanol from U.S. corn can
only displace a maximum of
12-15 BGY (billion
gallons/year) of gasoline
demand
• Energy Policy Act (2005)
mandates 7.5 BGY of biofuels
by 2012 and 250 MGY
cellulosic by 2013
• President is requesting a new
mandate of 35 BGY of biofuels
by 2017 and a reduction of
gasoline usage in the United
States by 20 percent in the
next 10 years

• Focus on Cellulosic Ethanol
• Maintain leading-edge R&D capability
– Pretreatment
– Metabolic engineering
– Enzyme & fermentation technology
– Process development
• Develop, operate, and own biofuels plants
• Partner and license to extend reach of technology
• Employ well-developed financing structures to make
efficient use of capital
Biofuels Business Strategy

Diversa/Celunol Merger
This Merger Creates the First Company with
Integrated Technologies to
Make Cellulosic Biofuels a Commercial Reality
Scientific
Talent
Proven
Processes to
Convert a Broad
Range of
Feedstocks to
Ethanol
Development
Skills
(engineering,
finance,
agronomics)
Pilot Plant
Operations

Deep Scientific Bench Strength
The Combination of Human Assets, Industry-Leading
Technology, End-to-end and a Robust Intellectual
Property Estate Increases the Merger’s Value
Leading
Scientists
Specialized Enzymes
High-
Throughput
Screening
Direct-
Evolution®
Technology
Gene Libraries
IP Estate

Biomass
Delivery & Storage
Handling
& Prep
Acid Hydrolysis
of Hemicellulose
Cellulose (C6)
Fermentation
Enzyme
Production
Fiber Residue
(Cellulose
+ Lignin)
BW34
Hemi-
cellulose
Syrup
K011
Pentose (C5)
Fermentation
Beer
Residue
to Boiler
Distillation
Storage
Ethanol Transported
to Market

DIVERSA Celunol

24 The Celunol Production Process

Proven Processes
The Foundation for Celunol’s Leadership Position is Its
Exclusive Worldwide Rights to Two Uniquely-designed
Microorganisms for the Production of Fuel Ethanol
BW34
Cellulose
(C6 Sugars)
BW34
Cellulose
(C6 Sugars)
These organisms enable a high-yield, low-cost ethanol production process from a wide range of cellulosic biomass materials
KO11
Hemicellulose
(C5 Sugars)
KO11
Hemicellulose
(C5 Sugars)

Celunol Existing Production Facilities
• Pilot Plant
– Jennings, LA
– Demonstrated proof-of-concept
– Flexibility to test a wide range of feedstocks
and enzymes
• Demonstration Plant
– Jennings, LA
– Projected 1.4 MGY facility under
construction
– Projected completion by end of 2007
• Marubeni Corporation (Japan)
– Licensed Celunol technology in Japan,
Thailand, Malaysia, and Indonesia
– Demo plant completed in Osaka, Japan
using wood-construction waste
Marubeni Demo Plant
Pilot Plant

27 Requirements for Success in Biofuels Celunol’s development team brings a market- facing approach with expertise in siting and long-term biomass supply contracting AGRONOMICS

Requirements for
Success in Biofuels
Diversa’s feedstock specific enzymes and bioprocessing
expertise combined with Celunol’s pretreatment and fermentation capabilities provide integrated biomass-to-ethanol processing
PROCESSING
TECHNOLOGY
AGRONOMICS

Requirements for
Success in Biofuels
The Celunol team’s experience in developing large-
scale, complex infrastructure projects in the energy
field is invaluable in developing biofuel plants
PROCESSING
TECHNOLOGY
PROJECT
DEVELOPMENT
AGRONOMICS

Requirements for
Success in Biofuels
Celunol’s expertise in engineering large-scale
projects is essential for the development of viable
cellulosic ethanol plants
PROCESSING
TECHNOLOGY
PROJECT
DEVELOPMENT
ENGINEERING
AGRONOMICS

Requirements for
Success in Biofuels
Celunol’s leadership maintains extensive experience in
successfully financing large-scale projects
PROCESSING
TECHNOLOGY
AGRONOMICS
PROJECT
FINANCE
PROJECT
DEVELOPMENT
ENGINEERING

Requirements for
Success in Biofuels
Economic and management control over
production assets will allow us to capture and
maximize profitability and shareholder value
OPERATIONS
PROCESSING
TECHNOLOGY
AGRONOMICS
PROJECT
FINANCE
PROJECT
DEVELOPMENT
ENGINEERING

Requirements for
Success in Biofuels
OPERATIONS
Only the full integration
of all the pieces will make
cellulosic ethanol production a commercial reality
PROCESSING
TECHNOLOGY
PROJECT
FINANCE
AGRONOMICS
PROJECT
DEVELOPMENT
ENGINEERING

34 Making Cellulosic Biofuels a Commercial Reality Creating the First Company with Integrated, End-to-End Technologies to Convert Biomass into Fuel Ethanol